Exhibit 99.3

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross releases 2022 Sustainability and ESG Report

Details strong ESG performance, including a US$2.9 billion benefit footprint in host countries

Toronto, Ontario, May 9, 2023 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) is pleased to announce the publication of its 2022 Sustainability and ESG Report (the “Report”), providing a comprehensive summary of the Company’s progress over the past year in furthering its Environmental, Social and Governance (ESG) strategy.

“Sustainability is a critical component of our business and every facet of our operations at Kinross,” said J. Paul Rollinson, President and CEO. “Building on the solid sustainability foundation we’ve established over three decades, we have updated our ESG strategy, focusing on three pillars: Workforce and Community, Natural Capital, and Climate and Energy. We see each pillar as a key focus area for us, with short and long term performance targets embedded into our business. Our updated ESG strategy and sharpened focus will enhance the management of our social and environmental performance in a transparent, collaborative, and responsible manner, generating long term value for our stakeholders.”

Kinross’ Sustainability and ESG Report, now in its 15th year, provides a comprehensive update to the Company’s stakeholders on the progress made in 2022, and what the Company aims to achieve in 2023 and beyond. Kinross’ 2022 Sustainability and ESG Report, available at https://www.kinross.com/2022-Sustainability-and-ESG-Report/, details the Company’s approach to responsible mining that underpins its operational success. The foundation of Kinross’ ESG governance structure is its core values, commitment to key international frameworks and standards, and Safety and Sustainability Policy, which grounds the Company’s First Priorities and its commitment to environmental stewardship, social responsibility and governance.

In 2022, Kinross strengthened its oversight of the ESG function with the establishment of an ESG Executive Committee, which has taken a leadership role in ESG risk management, enhanced transparency and reporting, as well as identifying ESG opportunities within the business. Additionally, Kinross enhanced its ESG metric in the executive short-term incentive compensation plan by increasing its weighting from 20% to 25% with the addition of a new ESG initiative metric. This metric focused on updating the Company’s ESG strategy and diversity action plan and, in 2023, will focus on the Tasiast solar plant, climate studies, Kinross’ diversity strategy, and supply chain governance. The Company believes this is a logical progression as it identifies performance goals for its key ESG initiatives.

Kinross further enhanced its ESG governance by obtaining external assurance on our conformance with the Responsible Gold Mining Principles (RGMP) established by the World Gold Council. The Company also obtained external assurance on selected ESG metrics. We continued to strengthen our ESG Governance with the establishment of a human rights taskforce, which is developing an action plan for 2023 and beyond.

The Company’s 2022 ESG highlights and achievements contained in the Report include the following:

Workforce and Community

•	Maintained low injury frequency rates that were in line with three-year averages and continued to make improvements across all leading indicators of safety performance.

•	Continued to roll-out Safety Excellence Program, currently being implemented at Paracatu and La Coipa following the successful execution of the program at Tasiast in 2022. The Safety Excellence program focuses on empowering our people and advancing our performance across all leading indicators of safety.

•	Generated US$2.9 billion in economic benefits to host countries through taxes, wages, procurement, and community support. Since 2010, US$44 billion has been contributed to the economies of Kinross’ host countries.

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•	Sustained high levels of local employment with 99% of our workforce and 87% of management from within host countries.

•	Advanced Diversity, Equity, and Inclusion targets, achieving 13.3% female participation in Kinross’ workforce, the highest level in five years.

•	Continued to build open and honest relationships with Indigenous Peoples in the areas we operate to understand common interests and how we can work together for mutual benefit.

Natural Capital

•	Maintained record of zero reportable incidents at our tailings sites for the 30th consecutive year, with independent reviews conducted at 100% of our sites in the past three years.

•	Enhanced our tailings governance through increasing our tailings review program from one independent reviewer to a panel, with three independent reviewers for Paracatu and two each for the other sites.

•	Water intensity declined by 8% from 2021 to 2022, driven by more tonnes processed vs. 2021 and a large decline in net water storage at Paracatu.

•	Completed our 8th year of partnership with Trout Unlimited, with whom we have implemented river conservation projects in Alaska, Nevada and Washington State.

•	Continued our efforts to protect land for conservation, with 13,620 hectares protected at end of year, most of which at Paracatu.

Climate and Energy

•	Introduced first Climate Change Strategy, which outlines a comprehensive greenhouse gas reduction plan on our path to net-zero by 2050, setting an interim target to achieve a 30% reduction of Scope 1 and Scope 2 greenhouse gas emissions intensity (on a per gold equivalent ounce basis) over the 2021 baseline by 2030.

•	Lowered GHG intensity rates in 2022 and the Company is on track towards 2030 target.

•	Implemented 11 energy efficiency projects across global operations, offsetting approximately 1% of Kinross’ GHG emissions, resulting in US$7.5 million of savings to the Company.

•	Increased percentage of renewable energy to 22% of our total energy consumed in 2022 compared with 18% in 2021, with 63% of electricity consumed from renewable sources. At Paracatu and La Coipa, electricity from renewable sources is 98% and 100% respectively.

Recognition

•	Achieved highest S&P ESG Global rating in 2022, ranking in the 97th percentile, the highest ever placement for Kinross, improved Sustainalytics risk rating score with a significant 10-point improvement, and maintained ‘A’ position with MSCI for the third-consecutive year.

•	In the Globe and Mail’s annual ranking for corporate governance among Canadian companies, scored 93 out of 100, making Kinross the top ranked mining company.

•	Received the Alaska Miners Association’s ‘Environmental Stewardship Award’ for best management practices in environmental protection or restoration initiatives for the Company’s partnership with Trout Unlimited to create the Alaska Abandoned Mine Initiative.

•	Received the Leadership in Concurrent Mine Reclamation Award at Bald Mountain for Excellence in Mine Reclamation from the Nevada Division of Minerals, Department of Wildlife, Division of Environmental Protection, Bureau of Land Management, and the U.S. Forest Services.

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About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 416-369-6469

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

ESG Contact

Dominic Channer

Vice-President, Community Relations & ESG

phone: 416-892-8771

dominic.channer@kinross.com

Source: Kinross Gold Corporation

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